Exhibit 99.2

Report of Voting Results for Special Meeting of Shareholders

TORONTO, November 19, 2018 – Thomson Reuters Corporation announced that its shareholders approved a plan of arrangement to implement the company’s proposed return of capital transaction at a special meeting held today in Toronto.

The voting results are set out below. The votes were conducted by ballot.

Plan of Arrangement

The special resolution approving a plan of arrangement to implement the return of capital transaction as described in the management proxy circular dated as of October 16, 2018 was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes

494,346,189	99.92%	387,521	0.08%	494,733,710